Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11218

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: August 13, 2020

April 6, 2021

Energea Portfolio 1 LLC

35 Noble Street

Brooklyn, NY 11222

(860) 316-7466

www.energea.com

This document (the “Supplement”) supplements the Offering Circular of Energea Portfolio 1 LLC, (the “Company”) dated August 13, 2020 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change in Share Price

The price of the Class A Investor Shares has been reduced to $.93 per share from the initial offering price of $1.00 per share.

Acquisition of Projects

In the Offering Circular, the Company announced its intention to acquire three initial Projects: Itaguai I, Itaguai II, and Palmas. The Company has acquired all of those Projects as described below:

	Itaguai I	Itaguai II	Palmas
Power Capacity	1.00 MW AC	1.00 MW AC	4.27 MW AC
Name of SPE	Energea Itaguai I Aluguel de Equipamentos e Manutencao Ltda.	Energea Itaguai II Aluguel de Equipmentos e Manutencao Ltd.	Energea Palmas Geracao S.A.
State	Rio de Janeiro	Rio de Janeiro	Bahia
Location	Itaguai	Itaguai	Malhada
Land Status	Leased	Leased	Leased
Customer	Nova Geracao Comestiveis LTDA	Condominio Shopping da Habitacao – Casa Shopping	Telefonica Brasil S.A.
Initial Contract Term	15 Years	10 Years	20 Years
Purchase Price	$933,257.00	$986,666.00	$4,790,559.00
Estimated Equity	$894,642.35	$965,707.43	$4,717,208.93
Estimated Debt	N/A	N/A	N/A
Estimated Project IRR*	13.5%	12.6%	14.7%

* We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume that the Project will have a zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant residual value. For example, we might enter into a new Project Rental Contract for the Project, even if at a lower rent.

APPENDICES

Appendix 1-A*	Energea Itaguai I Project Summary
Appendix 1-B*	Energea Itaguai I Financial Memo
Appendix 2-A*	Energea Itaguai II Project Summary
Appendix 2-B*	Energea Itaguai II Financial Memo
Appendix 3-A*	Palmas Project Summary
Appendix 3-B*	Palmas Financial Memo

* Replaces existing documents in Offering Circular.

Appendix 1-A

Energea Itaguai I Project Summary

Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda.

Financial Memo

Itaguaí, RJ

1.00 MW (AC) Solar

Developed by Energea Global LLC

Project Summary

The project is a 1.00 MW (AC) solar project connected to the grid in Rio de Janeiro. This solar plant is being rented to Nova Geração Comestíveis LTDA (branded as Casas Pedro), an 88-year-old privately owned traditional company in the food retail sector.

Project Details

Project Single Purpose Entity	Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda.
Project Owner	Energea Portfolio 1 LLC
Energy Customer	Nova Geração Comestíveis LTDA
Project Developer	Energea Global LLC
State	Rio de Janeiro
City	Itaguaí
Coordinates	22°51’2.24” S 43°43’47.27” W
Land Status	Leased
Utility	Light S.A.
Project Status	Under Construction

System Details

Technology	Solar + Tracker
System Size kW (AC)	1,000
Est. Year 1 Production (MWh)	2,043
Notice to Proceed Date	04/01/2021
Anticipated Commercial Operations Date	11/30/2021

Appendix 1-A-1

Contract Details

Initial Contract Term (Years)	15
Useful Equipment Life (Years)	25
Contract Type	Fixed Rate per kWh
Construction Deadline	NA
Rental Contract Price (per kWh)	R$ 0.57000
Customer’s Tariff	B3 consumer tariff (variable)
Estimated Customer Savings	28.41%
Early Termination Penalty	NA

Financial Details

Purchase Price (USD)	$ 933,257.00
Purchase Price (R$)	R$ 5,078,437.00
Estimated Debt (R$)	NA
Estimated Equity (R$)	R$ 5,106,221.00
Projected Unlevered IRR (USD)	13.5%

Disclaimer

All major Energea contracts contain language ensuring that the following standards are upheld by all our partners.

Anti-Corruption

All operators and contractors must follow the rules for prevention of corruption as outlined in Brazilian law, particularly Law No. 8,429/1992 and Law No. 12,846/2013.

Any person or entity doing business with Energea agrees not to give or offer anything of value for the sake of gaining undue benefits. All people and parties will refrain from any and all fraudulent activity and use all efforts to ensure compliance.

Environmental

All operators and contractors are required to follow best industry practices both in Brazil and internationally with diligent and prudent adherence to common standards of environmental preservation.

Appendix 1-A-2

Human Rights

All national and international human rights laws will be followed with mandatory monitoring to ensure compliance.

Permits & Interconnection

Permits

The project has received an environmental permit required to perform the installation of the project (“LI”).

Interconnection

The achieves Notice to Proceed status on the 1st of April 2021 and is expected to be operational by the 30th of November 2021. It has received its Parecer de Acesso, or permission to interconnect, from Light S.A., the interconnecting utility.

Site Control

Site Summary

Energea Itaguaí acquired the lease to the site at project acquisition.

The project is sited on a parcel of land rented from Mitra Diocesana de Itaguaí, the owner of a 12.91-hectare rural property in Itaguaí, RJ.

The project is sited on flat and open land with a high level of solar irradiation.

The site abuts a road which allows for easy access. The site is close to a local substation which suggests favorable electrical infrastructure for connection of the project to the grid. The project is expected to have a footprint of no more than five hectares.

Lease Agreement

Parties

Mitra Diocesana de Itaguaí (“Lessor”)

Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda (“Lessee”)

Purpose

Energea Itaguaí I is leasing 12.91 hectares in order to build a solar photovoltaic power plant, produce renewable energy, and provide energy credits to its customers.

Appendix 1-A-3

Term

The lease term is for 15 years after which 14 will have the preference to renew the agreement or to return the land to the owner.

Price

The project will make a total monthly payment of R$13,000.00. The rental payment will be adjusted annually in accordance with the Extended National Consumer Price Index (IPCA).

Penalties

Delayed payments are subject to a 10% fine and 1% interest per month delayed.

Property Taxes

The project is responsible for paying all property taxes and fees for water, power, sewage or any other services or utilities.

Termination Penalties

Lessee

In case of early termination, the lessee is obligated to compensate the lessor, in the 20-day period from receiving the notification of breach, with the total sum of R$ 200,000.00.

Lessor

In case of early termination, the lessee is obligated to compensate the lessor, in the 20-day period from receiving the notification of breach, with the total sum of R$ 6,000,000.00.

Design

Design Summary

The Itaguaí solar project is located on a large, flat site allowing for a tracker-based system which will greatly increase the expected captured irradiance.

The land is wide open with zero shading from trees or structures nearby. As such, the entire face of the array will be operational throughout the day.

The project will employ 2,940 Trina Solar TSM-DEG15MC.20(ii)-1500V-410W modules arranged in two sub-arrays of 88 parallel strings of 30 modules each and 15 parallel strings of 20 modules each. 7 SMA Sunny Highpower PEAK3 SHP150-MOW inverters will be used for power conversion. The system will also use trackers manufactured by STI Norland.

Trina Solar and SMA are highly regarded manufacturers. The industry standard PVSyst software was used to optimize equipment selection and ensure peak production with minimal losses.

Appendix 1-A-4

Expected useful life of the project and equipment is 25 years.

Key Assumptions

System Type:	Tracking System
Rotation Limits:	-55° to 55°
Axis Azimuth:	3°
PV Modules:	TSM-DEG15MC.20(ii)-1500V-410W
Inverters:	Sunny Highpower PEAK3 SHP150-MOW
Array Global Power:	1205 kWp
Module Area:	5834 m2
Modules:	2940 modules
Module Size:	410 Wp

Loss Factors

Soiling Losses:	3.0%
Wiring Ohmic Loss:	1.6%
Light Induced Degradation:	2.0%
Modulate Quality Loss:	0.3%
Module Mismatch Loss:	1.0%
Strings Mismatch Loss:	0.1%
Module Average Degradation:	0.4%
Mismatch due to Degradation:	0.4%
Transformer Losses:	1.1%

Customer

Customer Summary

Nova Geração Comestíveis LTDA (Casas Pedro) is a traditional grocery retailer operating throughout the state of Rio de Janeiro. The company was founded in 1932 and, as of 2019, counted with more than 40 stores (without any franchises), 1,000 employees and an integrated network system of delivery that attends to the 5 major cities of the state of Rio de Janeiro.

Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda is the entity set up to operate the solar plant and provide energy credits via distributed generation to the consumer units of Casas Pedro, all in the state of Rio de Janeiro.

Appendix 1-A-5

Rental Contract Summary

Parties

Nova Geração Comestíveis LTDA (Casas Pedro) (“Lessee”)

Energea Itaguaí (“Lessor”)

Purpose

The Lessee is renting this solar power plant (Itaguaí) to provide renewable energy to its members in the form of energy credits.

Term

The initial term for the project is for a period of 15 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$ 60,000.00 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Operations & Maintenance Contract Summary

Parties

Nova Geração Comestíveis LTDA (Casas Pedro)

Energea Itaguaí

Appendix 1-A-6

Purpose

This agreement ensures adequate power will be generated by the plant to provide for consumption by the customer. Compensation will be provided to the generator if the plant overperforms and remuneration to the customer if production falls below a guaranteed level.

Term

The initial term for the contract is for a period of 15 years.

Price

The total effective price is R$ 0.57000 per kWh of electricity.

The price will be calculated according to the following formula:

(total effective price x the total energy compensated) – the rental amount paid – the green TUSD A4 rate (in R$/kW (AC))

If the total kWh generated multiplied by this effective rate exceeds the sum of the monthly rent and demand charge, the customer will pay the difference. If the lease and demand charge exceed the kWh multiplied by the rate, the customer will instead receive a credit toward future payments.

Engineering, Procurement, and Construction

EPC Summary

Energea has designed a proprietary EPC contract to be used for all projects ensuring that construction progress and payments are properly aligned and requires contractors to meet a schedule and cost expectations or risk losing profit.

The contract establishes payment terms that make sense based on Energea’s extensive experience with the realities of project management.

The contract provides industry-leading control over the agreement’s costs, schedule, and terms.

EPC Contract

Parties

Energea Itaguaí

Alexandria Industria de Geradores S.A.

Purpose

The Contractor will construct a solar power plant with a name-plate capacity of 1.37 MW DC connected to the grid in the state of Rio de Janeiro.

Appendix 1-A-7

Price

Energea will pay a fixed price of R$ 5,071,470.90 disbursed according to the agreed upon EPC Milestones & Payments Schedule.

Payments

Payments will only be considered due upon submission of a progress report and invoice from the Contractor to Energea. Payments are subject to a 5% retention to be released upon final acceptance of the project’s completion by Energea.

Effectiveness and Term

The agreement shall begin on the execution date and remain in effect until all the Contractor’s obligations are completed.

The Contractor will only begin work upon receipt of a Notice to Proceed from Energea.

Supervision

Energea may inspect the work of the Contractor at any time. The Contractor is responsible for providing evidence to show compliance with this agreement.

Warranties

The Contractor will warranty its services and those of its sub-contractors for 48 months beginning at Provisional Acceptance of the project by Energea.

The length of the warranty will either be as determined by the manufacturer or ten years for inverters, 20 years for trackers, and 25 years for modules, whichever is longer.

Insurance

For the duration of the agreement, the Contractor will have valid Builder’s All Risks, Labor Liability, Comprehensive General Liability (in the amount of R$5,000,000), Automobile Liability (in the amount of R$300,000) insurance coverages.

Contractor will also hold Transportation Insurance, Environmental Liability Insurance (in the amount of R$1,000,000), as well as any other insurance required by law.

Termination

The agreement may be terminated by written agreement between the parties, by Energea if the Contractor fails to comply with the terms or modifies its corporate structure, or by the Contractor if Energea fails to pay an undisputed invoice.

Appendix 1-A-8

Penalties

For any breach of this agreement, the Contractor will pay Energea a penalty of R$5,000 per day for the duration of the breach. If the breach cannot be remedied, the total penalty will be R$20,000 per breach.

If any person working at the project is caused to suffer permanent harm due to the Contractor’s actions, the Contractor will pay Energea a penalty of 15% of the total contract price.

In the event of delay, the Contractor will pay a penalty equal to 0.1% of the total contract price per day delayed. If the delay affects Energea’s ability to certify mechanical completion or provisional acceptance, the penalty will be one percent of the total contract price per day delayed.

If the project does not achieve or maintain the performance guaranteed in the agreement, the Contractor will pay a penalty equal to the price of the MWh deficit as purchased by Energea on the energy spot market.

EPC Schedule

EPC Milestones & Payments

Asset Management

Operations & Maintenance Agreement

Energea Itaguaí

Appendix 1-A-9

Performance

The Contractor guarantees that as a result of its services the solar power plant will meet the minimum monthly generation defined in the agreement for the term of the contract.

Payments

The Contractor will receive monthly payments in return for its services. These payments will be updated annually in accordance with the Extended National Consumer Price Index (IPCA).

Termination Penalties

If the agreement is terminated due to the fault of one party, that party will pay a penalty of ten percent of the total contract value or the value of the contract as of the moment of termination, whichever is greater.

Warranties

Equipment

The Contractor bears responsibility for ensuring all equipment is properly functioning and will remedy any issues that arise as notified by Energea.

All warranties assume use of materials and components under normal conditions and excluding damage caused by accidents, misuse, or force majeure.

Generation

The factory warranty guarantees an 80% performance standard for 20 years. This includes a power loss of three percent in the first year and seven tenths of a percent degradation over the next 25 years.

Defects

The warranty on inverters and panels for defects in manufacturing will be for ten years total. An initial five-year term and a five-year extension.

Other

The structural function of the system is guaranteed for 25 years. Engineering errors are subject to a 24-month error correction guarantee.

Consumer Unit Management Agreement

Term

The term of the contract will be for one year and will renew automatically unless written notification is provided.

Appendix 1-A-10

Penalties

The penalty for a breach by either party will be ten percent of the total value of the contract.

Price

The monthly price for the value of the contract will be deter- mined by the number of consumer units managed according to the following table:

Insurance (Operations)

General Liability and Property Insurance will be put in place by the project prior to acquisition. All insurance will be reviewed and approved by an independent consultant prior to project acquisition.

Appendix 1-A-11

Appendix 1-B

Energea Itaguai I Financial Memo

Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda.

Financial Memo

Itaguaí, RJ

1.00 MW (AC) Solar

Developed by Energea Global LLC

Key Assumptions

General Info

Entity Name	Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda.
Project Location	Itaguaí, RJ
Installed Capacity (AC)	1,000 kW

The Itaguaí solar power plant is located in Rio de Janeiro with an anticipated capacity of 1.00 MW (AC). The location and size of the power plant are utilized during the design phase and are taken into account when estimating the annual power generation of the facility.

Schedule

Development Start Date	07/30/2019
Notice to Proceed Date	04/01/2021
Commercial Operations Date	11/30/2021
Retirement Date	10/20/2046

The Development Start Date for the project reflects when Energea began any work or expenditures related to the project.

The Notice to Proceed Date reflects when the plant is eligible for interconnection to the local grid.

The Commercial Operations Date reflects when the project begins charging the customer according to the Rental and O&M Agreements.

The Retirement Date reflects the projected end of the useful life of the plant.

Appendix 1-B-1

Third Parties

Parent Company	Energea Portfolio 1 LLC
Offtaker	Nova Geração Comestíveis LTDA (Casas Pedro)
EPC Contractor	Alexandria Solar

The Itaguaí solar project is owned by Energea Portfolio 1 LLC. The energy customer for the project, also known as the offtaker, is Casas Pedro, a food retail company with more than 80 years of operation. The expected EPC Contractor for the project is Alexandria Solar.

Uses of Capital and Project Economics

Project Acquisition Costs ($USD)	$0.00
Project Hard Costs ($USD)	$859,858.00
Project Soft Costs ($USD)	$73,399.00
Developer Fees ($USD)	$0.00
Total Capital Expenditures ($USD)	$933,257.00
Debt ($USD)	NA
Equity ($USD)	$938,430.00
Project Payback Period	7,5 years
Project IRR ($USD)	13.5%

The total for expected Capital Expenditures for the project is $859,858.00 (USD) and is split between hard costs directly related to construction of the project and soft costs covering all other expenses needed for development of the project.

There is a difference between the total equity value of the project and the total Capital Expenditures which reflects all other expenses paid for with contributions from the project and the interconnection refund.

With the current assumption set, the financial model shows a project payback period of 7.5 years and an IRR of 13.5%.

Revenue Contract

Contract Type	Rental
Contract Term	15 years
Fixed Monthly Rental Payment ($BRL)	R$60,000.00
Target Fixed Rate ($BRL / kWh)	R$0.57000
Rental Contract Inflation Index	IPCA
Rental Contract Readjustment Month	August
O&M Contract Inflation Index	IPCA
O&M Contract Readjustment Month	August
Demand Charge Price ($BRL per kW (AC))	R$29.42
Demand Charge Readjustment Month	March
Demand Charge Inflation Index	IPCA

Appendix 1-B-2

The revenue contracts for this project are split between a fixed price equipment rental contract for the power plant and an Operations and Maintenance agreement with a performance guarantee.

The targeted total fixed rate for the project at the Commercial Operations date is R$0.57000/kWh.

All contracts will be updated annually to account for inflation according to the Extended National Consumer Price Index (IPCA) which is the reference for the Brazilian inflation-targeting system published by the Central Bank of Brazil.

The demand charge is a payment made to the utility company for access to the grid. It is calculated at a price of 29.42 Brazilian Reals per kW (AC) based on the project’s system size. It is updated annually for inflation by the utility company.

Operating Expenses

Expense	Unit (Monthly)	Price	Inflation	Readjusted	Start Date
O&M	$BRL / kW (AC)	4.00	IPCA	December	12/2021
Land or Roof Rental	$BRL	4,333.00	IPCA	November	11/2021
Insurance – GL & Property	$BRL	711.00	IPCA	December	12/2021
FX Wire Fees	$BRL	40.00	IPCA	December	12/2021
Banking Fees	$BRL	40.00	IPCA	December	12/2021
Utilities	$BRL	250.00	IPCA	December	12/2021

Expense

This field displays the name of the expense being calculated.

Unit (Monthly)

This field lists the unit that corresponds to the expense price. Most expenses are charged in Brazilian Reals (BRL) but some are charged per kilowatt in which case the price is multiplied by the total system size in kilowatts. All expenses are charged on a monthly basis.

Appendix 1-B-3

Price

This is the total monthly price and corresponds to the proceeding unit.

Inflation

This field is the inflation index that is used to adjust the price annually. All expenses here are tied to the IPCA index as published by the Central Bank of Brazil.

Readjusted

This field displays the month in which the price will be adjusted to account for inflation. In most cases, the inflation readjustment month corresponds to the month of the start date for the expense when the contract was signed.

Start Date

This field shows the date the expense begins to be charged to the project.

Taxes on Demand Charge

PIS / COFINS Tax Rate	5.50%
Power Circulation Tax (ICMS)	32.00%

The PIS / COFINS is a federal tax in Brazil and the ICMS is a state level tax. The ICMS tax rate is set by the rate the energy customer pays. The demand charge is increased by these percentages to calculate the total payment owed by the project. This payment made directly to the utility for generating energy and using the grid.

Taxes on Revenue

PIS / COFINS on Presumed Profit	3.65%
PIS / COFINS on Real Profit	9.25%
Services Tax – Municipal (ISS)	5.00%
Power Circulation Tax (ICMS)	32.00%

The project can elect between either a Presumed Profit or Real Profit tax basis each year in January. Each year the model calculates the more profitable basis tax rate for PIS / COFINS and changes accordingly.

The ISS is a municipal tax and is only paid on services such as Operations and Maintenance. The ICMS is a tax on revenue paid to the state.

All income taxes are charged in the same manner regardless of election between Real or Presumed Profit tax basis.

Appendix 1-B-4

Taxes on Profit

Social Contribution Tax (CSLL)	9.00%
Income Tax (IRPJ)	15.00%
Additional Income Tax (IRPJ)	10.00%
Additional Income Tax Threshold ($BRL)	240,000
Net Operating Loss Write-Off Limit	30.00% Annually

The CSLL is a fixed rate paid on taxable income to the federal government in Brazil. The IRPJ is charged at 15% for all taxable income. There is an additional tax of 10% on all income that exceeds the additional income tax threshold.

A maximum of 30% of the total taxes owed by the project can be written off with Accumulated Net Operating Losses.

Presumed Profit

Presumed Profit on Revenue	32.00%

This rate is multiplied by the project’s revenue in order to determine taxable income for the Presumed Profit basis.

Depreciation

Project Hard Cost Depreciable Life	25 years
Overall Equipment Depreciation	10.00%
Construction Related Depreciation	4.00%
Land Depreciation	0.00%

The eligible depreciable costs are accounted for linearly over the depreciable life of the project. All equipment depreciates at a rate of 10% annually. All construction related costs depreciate at a rate of 4% annually. There is no depreciation accounted for with land assets.

Appendix 1-B-5

Appendix 2-A

Energea Itaguai II Project Summary

Energea Itaguaí II Aluguel de Equipamentos e Manutenção Ltda.

Financial Memo

Itaguaí, RJ

Mar 19th, 2021
NTP Draft

1.00 MW (AC) Solar

Developed by Energea Global LLC

Project Summary

The project is a 1.00 MW (AC) solar project connected to the grid in Rio de Janeiro. This solar plant is being rented to Condomínio Shopping da Habitação – Casa Shopping, an interior decoration mall located in the heart of Barra da Tijuca, Rio de Janeiro / RJ, with an aggregate of more than 170 decoration, commercial and conventional stores.

Project Details

Project Single Purpose Entity	Energea Itaguaí II Aluguel de Equipamentos e Manutenção Ltda.
Project Owner	Energea Portfolio 1 LLC
Energy Customer	Condomínio Shopping da Habitação – Casa Shopping
Project Developer	Energea Global LLC
State	Rio de Janeiro
City	Itaguaí
Coordinates	22°51’2.24” S 43°43’47.27” W
Land Status	Leased
Utility	Light S.A.
Project Status	Under Construction

System Details

Technology	Solar + Tracker
System Size kW (AC)	1,000
Est. Year 1 Production (MWh)	2,020.6
Notice to Proceed Date	04/01/2021
Anticipated Commercial Operations Date	11/30/2021

Appendix 2-A-1

Contract Details

Initial Contract Term (Years)	10
Useful Equipment Life (Years)	25
Contract Type	Fixed Rate per kWh
Construction Deadline	NA
Rental Contract Price (per kWh)	R$ 0.49200
Customer’s Tariff	B3 consumer tariff (variable)
Estimated Customer Savings	19.79%
Early Termination Penalty	NA

Financial Details

Purchase Price (USD)	$ 986,666.00
Purchase Price (R$)	R$ 5,451,419.00
Estimated Debt (R$)	NA
Estimated Equity (R$)	R$ 5,451,419.00
Projected Unlevered IRR (USD)	12.6%

Disclaimer

All major Energea contracts contain language ensuring that the following standards are upheld by all our partners.

Anti-Corruption

All operators and contractors must follow the rules for prevention of corruption as outlined in Brazilian law, particularly Law No. 8,429/1992 and Law No. 12,846/2013.

Any person or entity doing business with Energea agrees not to give or offer anything of value for the sake of gaining undue benefits. All people and parties will refrain from any and all fraudulent activity and use all efforts to ensure compliance.

Environmental

All operators and contractors are required to follow best industry practices both in Brazil and internationally with diligent and prudent adherence to common standards of environmental preservation.

Human Rights

All national and international human rights laws will be followed with mandatory monitoring to ensure compliance.

Permits & Interconnection

Permits

The project has received an environmental permit required to perform the installation of the project (“LI”).

Appendix 2-A-2

Interconnection

The project achieves Notice to Proceed status on the 1st of April 2021 and is expected to be operational by the 30th of November 2021. It has received its Parecer de Acesso, or permission to interconnect, from Light S.A., the interconnecting utility.

Site Control

Site Summary

Energea Itaguaí acquired the lease to the site at project acquisition.

The project is sited on a parcel of land rented from Mitra Diocesana de Itaguaí, the owner of a 12.91-hectare rural property in Itaguaí, RJ.

The project is sited on flat and open land with a high level of solar irradiation.

The site abuts a road which allows for easy access. The site is close to a local substation which suggests favorable electrical infrastructure for connection of the project to the grid. The project is expected to have a footprint of no more than five hectares.

Lease Agreement

Parties

Mitra Diocesana de Itaguaí (“Lessor”)

Energea Itaguaí I Aluguel de Equipamentos e Manutenção Ltda (“Lessee”)

Purpose

Energea Itaguaí I is leasing 12.91 hectares in order to build a solar photovoltaic power plant, produce renewable energy, and provide energy credits to its customers.

Term

The lease term is for 15 years after which 14 will have the preference to renew the agreement or to return the land to the owner.

Price

The project will make a total monthly payment of R$13,000.00. The rental payment will be adjusted annually in accordance with the Extended National Consumer Price Index (IPCA).

Penalties

Delayed payments are subject to a 10% fine and 1% interest per month delayed.

Property Taxes

The project is responsible for paying all property taxes and fees for water, power, sewage or any other services or utilities.

Termination Penalties

Lessee:	In case of early termination, the lessee is obligated to compensate the lessor, in the 20-day period from receiving the notification of breach, with the total sum of R$ 200,000.00.

Lessor:	In case of early termination, the lessee is obligated to compensate the lessor, in the 20-day period from receiving the notification of breach, with the total sum of R$ 6,000,000.00.

Appendix 2-A-3

Design

Design Summary

The Itaguaí solar project is located on a large, flat site allowing for a tracker-based system which will greatly increase the expected captured irradiance.

The land is wide open with zero shading from trees or structures nearby. As such, the entire face of the array will be operational throughout the day.

The project will employ 2,940 Trina Solar TSM-DEG15MC.20(ii)-1500V-410W modules arranged in two sub-arrays of 88 parallel strings of 30 modules each and 15 parallel strings of 20 modules each. 7 SMA Sunny Highpower PEAK3 SHP150-MOW inverters will be used for power conversion. The system will also use trackers manufactured by STI Norland.

Trina Solar and SMA are highly regarded manufacturers. The industry standard PVSyst software was used to optimize equipment selection and ensure peak production with minimal losses.

Expected useful life of the project and equipment is 25 years.

Key Assumptions
System Type:	Tracking System
Rotation Limits:	-55° to 55°
Axis Azimuth:	3°
PV Modules:	TSM-DEG15MC.20(ii)-1500V-410W
Inverters:	Sunny Highpower PEAK3 SHP150-MOW
Array Global Power:	1205 kWp
Module Area:	5834 m2
Modules:	2940 modules
Module Size:	410 Wp

Loss Factors
Soiling Losses:	3.0%
Wiring Ohmic Loss:	1.6%
Light Induced Degradation:	2.0%
Modulate Quality Loss:	0.3%
Module Mismatch Loss:	1.0%
Strings Mismatch Loss:	0.1%
Module Average Degradation:	0.4%
Mismatch due to Degradation:	0.4%
Transformer Losses:	1.1%

Appendix 2-A-4

Customer

Customer Summary

Condomínio Shopping da Habitação – Casa Shopping is a 36 years-old mall specialized in decoration and interiors. With a 70,000.00 square-meter area, the mall consolidates 170 individual spaces within 16 blocks that contain decoration, furniture, electronic, and a variety of other stores, alongside various commercial rooms and offices.

Energea Itaguaí II Aluguel de Equipamentos e Manutenção Ltda is the entity set up to operate the solar plant and provide energy credits via distributed generation to the consumer units of Casa Shopping, all in the state of Rio de Janeiro.

Rental Contract Summary

Parties

Condomínio Shopping da Habitação – Casa Shopping (“Lessee”)

Energea Itaguaí (“Lessor”)

Purpose

The Lessee is renting this solar power plant (Itaguaí II) to provide renewable energy to its members in the form of energy credits.

Term

The initial term for the project is for a period of 10 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$ 69,119.00 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Appendix 2-A-5

Operations & Maintenance Contract Summary

Parties

Condomínio Shopping da Habitação – Casa Shopping

Energea Itaguaí II

Purpose

This agreement ensures adequate power will be generated by the plant to provide for consumption by the customer. Compensation will be provided to the generator if the plant overperforms and remuneration to the customer if production falls below a guaranteed level.

Term

The initial term for the contract is for a period of 10 years.

Price

The total effective price is R$ 0.49200 per kWh of electricity.

The price will be calculated according to the following formula:

(total effective price x the total energy compensated) – the rental amount paid

In this case, the rental amount paid being the fixed value of R$ 69,119.00 (adjusted with IPCA).

Engineering, Procurement, and Construction

EPC Summary

Energea has designed a proprietary EPC contract to be used for all projects ensuring that construction progress and payments are properly aligned and requires contractors to meet a schedule and cost expectations or risk losing profit.

The contract establishes payment terms that make sense based on Energea’s extensive experience with the realities of project management.

The contract provides industry-leading control over the agreement’s costs, schedule, and terms.

EPC Contract

Parties

Energea Itaguaí II

Alexandria Industria de Geradores S.A.

Purpose

The Contractor will construct a solar power plant with a name-plate capacity of 1.20 MW DC connected to the grid in the state of Rio de Janeiro.

Appendix 2-A-6

Price

Energea will pay a fixed price of R$ 5,071,470.90 disbursed according to the agreed upon EPC Milestones & Payments Schedule.

Payments

Payments will only be considered due upon submission of a progress report and invoice from the Contractor to Energea. Payments are subject to a 5% retention to be released upon final acceptance of the project’s completion by Energea.

Effectiveness and Term

The agreement shall begin on the execution date and remain in effect until all the Contractor’s obligations are completed.

The Contractor will only begin work upon receipt of a Notice to Proceed from Energea.

Supervision

Energea may inspect the work of the Contractor at any time. The Contractor is responsible for providing evidence to show compliance with this agreement.

Warranties

The Contractor will warranty its services and those of its sub-contractors for 48 months beginning at Provisional Acceptance of the project by Energea.

The length of the warranty will either be as determined by the manufacturer or ten years for inverters, 20 years for trackers, and 25 years for modules, whichever is longer.

Insurance

For the duration of the agreement, the Contractor will have valid Builder’s All Risks, Labor Liability, Comprehensive General Liability (in the amount of R$5,000,000), Automobile Liability (in the amount of R$300,000) insurance coverages.

Contractor will also hold Transportation Insurance, Environmental Liability Insurance (in the amount of R$1,000,000), as well as any other insurance required by law.

Termination

The agreement may be terminated by written agreement between the parties, by Energea if the Contractor fails to comply with the terms or modifies its corporate structure, or by the Contractor if Energea fails to pay an undisputed invoice.

Penalties

For any breach of this agreement, the Contractor will pay Energea a penalty of R$5,000 per day for the duration of the breach. If the breach cannot be remedied, the total penalty will be R$20,000 per breach.

If any person working at the project is caused to suffer permanent harm due to the Contractor’s actions, the Contractor will pay Energea a penalty of 15% of the total contract price.

In the event of delay, the Contractor will pay a penalty equal to 0.1% of the total contract price per day delayed. If the delay affects Energea’s ability to certify mechanical completion or provisional acceptance, the penalty will be one percent of the total contract price per day delayed.

If the project does not achieve or maintain the performance guaranteed in the agreement, the Contractor will pay a penalty equal to the price of the MWh deficit as purchased by Energea on the energy spot market.

Appendix 2-A-7

EPC Schedule

EPC Milestones & Payments

Asset Management

Operations & Maintenance Agreement

Parties

Energea Itaguaí

Performance

The Contractor guarantees that as a result of its services the solar power plant will meet the minimum monthly generation defined in the agreement for the term of the contract.

Payments

The Contractor will receive monthly payments in return for its services. These payments will be updated annually in accordance with the Extended National Consumer Price Index (IPCA).

Termination Penalties

If the agreement is terminated due to the fault of one party, that party will pay a penalty of ten percent of the total contract value or the value of the contract as of the moment of termination, whichever is greater.

Warranties

Equipment

The Contractor bears responsibility for ensuring all equipment is properly functioning and will remedy any issues that arise as notified by Energea.

All warranties assume use of materials and components under normal conditions and excluding damage caused by accidents, misuse, or force majeure.

Appendix 2-A-8

Generation

The factory warranty guarantees an 80% performance standard for 20 years. This includes a power loss of three percent in the first year and seven tenths of a percent degradation over the next 25 years.

Defects

The warranty on inverters and panels for defects in manufacturing will be for ten years total. An initial five-year term and a five-year extension.

Other

The structural function of the system is guaranteed for 25 years. Engineering errors are subject to a 24-month error correction guarantee.

Consumer Unit Management Agreement

Term

The term of the contract will be for one year and will renew automatically unless written notification is provided.

Penalties

The penalty for a breach by either party will be ten percent of the total value of the contract.

Price

The monthly price for the value of the contract will be deter- mined by the number of consumer units managed according to the following table:

Insurance (Operations)

General Liability and Property Insurance will be put in place by the project prior to acquisition. All insurance will be reviewed and approved by an independent consultant prior to project acquisition.

Appendix 2-A-9

Appendix 2-B

Energea Itaguai II Financial Memo

Energea Itaguaí II Aluguel de Equipamentos e Manutenção Ltda.

Financial Memo

Itaguaí, RJ

Mar 19th, 2021
NTP Draft

1.00 MW (AC) Solar

Developed by Energea Global LLC

Key Assumptions

General Info

Entity Name	Energea Itaguaí II Aluguel de Equipamentos e Manutenção Ltda.
Project Location	Itaguaí, RJ
Installed Capacity (AC)	1,000 kW

The Itaguaí II solar power plant is located in Rio de Janeiro with an anticipated capacity of 1.00 MW (AC). The location and size of the power plant are utilized during the design phase and are taken into account when estimating the annual power generation of the facility.

Schedule

Development Start Date	07/30/2019
Notice to Proceed Date	04/01/2021
Commercial Operations Date	11/30/2021
Retirement Date	10/31/2046

The Development Start Date for the project reflects when Energea began any work or expenditures related to the project.

The Notice to Proceed Date reflects when the plant is eligible for interconnection to the local grid.

The Commercial Operations Date reflects when the project begins charging the customer according to the Rental and O&M Agreements.

The Retirement Date reflects the projected end of the useful life of the plant.

Third Parties

Parent Company	Energea Portfolio 1 LLC
Offtaker	Condomínio Shopping da Habitação – Casa Shopping
EPC Contractor	Alexandria Solar

Appendix 2-B-1

The Itaguaí solar project is owned by Energea Portfolio 1 LLC. The energy customer for the project, also known as the offtaker, is Casas Pedro, a food retail company with more than 80 years of operation. The expected EPC Contractor for the project is Alexandria Solar.

Uses of Capital and Project Economics

Project Acquisition Costs ($USD)	$0.00
Project Hard Costs ($USD)	$936,416.00
Project Soft Costs ($USD)	$46,186.00
Developer Fees ($USD)	$0.00
Total Capital Expenditures ($USD)	$982,603.00
Debt ($USD)	NA
Equity ($USD)	$986,666.00
Project Payback Period	6,6 years
Project IRR ($USD)	12.6%

The total for expected Capital Expenditures for the project is $982,603.00 (USD) and is split between hard costs directly related to construction of the project and soft costs covering all other expenses needed for development of the project.

There is a difference between the total equity value of the project and the total Capital Expenditures which reflects all other expenses paid for with contributions from the project and the interconnection refund.

With the current assumption set, the financial model shows a project payback period of 7,5 years and an IRR of 12.6%.

Revenue Contract

Contract Type	Rental
Contract Term	10 years
Fixed Monthly Rental Payment ($BRL)	R$ 69,119.00
Target Fixed Rate ($BRL / kWh)	R$0.49200
Rental Contract Inflation Index	IPCA
Rental Contract Readjustment Month	August
O&M Contract Inflation Index	IPCA
O&M Contract Readjustment Month	August

Appendix 2-B-2

The revenue contracts for this project are split between a fixed price equipment rental contract for the power plant and an Operations and Maintenance agreement with a performance guarantee.

The targeted total fixed rate for the project at the Commercial Operations date is R$0.49200/kWh.

All contracts will be updated annually to account for inflation according to the Extended National Consumer Price Index (IPCA) which is the reference for the Brazilian inflation-targeting system published by the Central Bank of Brazil.

Operating Expenses

Expense	Unit (Monthly)	Price	Inflation	Readjusted	Start Date
O&M	$BRL / kW (AC)	4.00	IPCA	December	12/2021
Land or Roof Rental	$BRL	4,333.00	IPCA	December	12/2021
Insurance – GL & Property	$BRL	711.00	IPCA	December	12/2021
Management Software	$BRL	3,000.00	IPCA	December	12/2021
FX Wire Fees	$BRL	40.00	IPCA	December	12/2021
Banking Fees	$BRL	40.00	IPCA	April	04/2021
Utilities	$BRL	250.00	IPCA	December	12/2021

Expense

This field displays the name of the expense being calculated.

Unit (Monthly)

This field lists the unit that corresponds to the expense price. Most expenses are charged in Brazilian Reals (BRL) but some are charged per kilowatt in which case the price is multiplied by the total system size in kilowatts. All expenses are charged on a monthly basis.

Price

This is the total monthly price and corresponds to the proceeding unit.

Inflation

This field is the inflation index that is used to adjust the price annually. All expenses here are tied to the IPCA index as published by the Central Bank of Brazil.

Readjusted

This field displays the month in which the price will be adjusted to account for inflation. In most cases, the inflation readjustment month corresponds to the month of the start date for the expense when the contract was signed.

Start Date

This field shows the date the expense begins to be charged to the project.

Appendix 2-B-3

Taxes on Demand Charge

PIS / COFINS Tax Rate	5.50%
Power Circulation Tax (ICMS)	32.00%

The PIS / COFINS is a federal tax in Brazil and the ICMS is a state level tax. The ICMS tax rate is set by the rate the energy customer pays. The demand charge is increased by these percentages to calculate the total payment owed by the project. This payment made directly to the utility for generating energy and using the grid.

Taxes on Revenue

PIS / COFINS on Presumed Profit	3.65%
PIS / COFINS on Real Profit	9.25%
Services Tax – Municipal (ISS)	5.00%
Power Circulation Tax (ICMS)	32.00%

The project can elect between either a Presumed Profit or Real Profit tax basis each year in January. Each year the model calculates the more profitable basis tax rate for PIS / COFINS and changes accordingly.

The ISS is a municipal tax and is only paid on services such as Operations and Maintenance. The ICMS is a tax on revenue paid to the state.

All income taxes are charged in the same manner regardless of election between Real or Presumed Profit tax basis.

Taxes on Profit

Social Contribution Tax (CSLL)	9.00%
Income Tax (IRPJ)	15.00%
Additional Income Tax (IRPJ)	10.00%
Additional Income Tax Threshold ($BRL)	240,000
Net Operating Loss Write-Off Limit	30.00% Annually

The CSLL is a fixed rate paid on taxable income to the federal government in Brazil. The IRPJ is charged at 15% for all taxable income. There is an additional tax of 10% on all income that exceeds the additional income tax threshold.

A maximum of 30% of the total taxes owed by the project can be written off with Accumulated Net Operating Losses.

Presumed Profit

Presumed Profit on Revenue	32.00%

This rate is multiplied by the project’s revenue in order to determine taxable income for the Presumed Profit basis.

Depreciation

Project Hard Cost Depreciable Life	25 years
Overall Equipment Depreciation	10.00%
Construction Related Depreciation	4.00%
Land Depreciation	0.00%

The eligible depreciable costs are accounted for linearly over the depreciable life of the project. All equipment depreciates at a rate of 10% annually. All construction related costs depreciate at a rate of 4% annually. There is no depreciation accounted for with land assets.

Appendix 2-B-4

Appendix 3-A

Palmas Project Summary

Energea Palmas Geração S.A.

Financial Memo

Malhada, BA

Feb 18th, 2021

4.27 MW (AC) Solar

Developed by Energea Global LLC

Project Summary

The project is a 4.27 MW (AC) solar project connected to the grid in Bahia. This solar plant is being rented to Telefônica Brasil S.A., a public traded company in São Paulo’s stock exchange, and leader in Brazil’s telecommunications sector.

Project Details

Project Single Purpose Entity	Energea Palmas Geração S.A.
Project Owner	Energea Portfolio 1 LLC
Energy Customer	Telefônica Brasil S.A.
Project Developer	Hefei Sungrow Renewable Energy SCI. & TECH. CO. LTD
State	Bahia
City	Malhada
Coordinates	14º 17’ 30.0’’ S 43º 38’ 39.9’’ W
Land Status	Leased
Utility	COELBA
Project Status	Contracted Backlog

System Details

Technology	Solar + Tracker
System Size kW (AC)	4,275
Est. Year 1 Production (MWh)	13,402
Notice to Proceed Date	03/05/2021
Anticipated Commercial Operations Date	10/15/2021

Appendix 3-A-1

Contract Details

Initial Contract Term (Years)	20
Useful Equipment Life (Years)	25
Contract Type	Rental + O&M + Land Rental + Umbrella – Fixed 18.5% discount off subscriber’s electric rate
Construction Deadline	NA
Rental Contract Price (per kWh)	R$ 0.50814 (variable)
Customer’s Tariff	B3 consumer tariff (variable)
Estimated Customer Savings	18.5%
Early Termination Penalty	NA

Financial Details

Purchase Price (USD)	$4,790,559
Purchase Price (R$)	R$26,232,619
Estimated Debt (R$)	NA
Estimated Equity (R$)	R$26,777,235
Projected Unlevered IRR (USD)	14.7%

Disclaimer

All major Energea contracts contain language ensuring that the following standards are upheld by all our partners.

Anti-Corruption

All operators and contractors must follow the rules for prevention of corruption as outlined in Brazilian law, particularly Law No. 8,429/1992 and Law No. 12,846/2013.

Any person or entity doing business with Energea agrees not to give or offer anything of value for the sake of gaining undue benefits. All people and parties will refrain from any and all fraudulent activity and use all efforts to ensure compliance.

Environmental

All operators and contractors are required to follow best industry practices both in Brazil and internationally with diligent and prudent adherence to common standards of environmental preservation.

Appendix 3-A-2

Human Rights

All national and international human rights laws will be followed with mandatory monitoring to ensure compliance.

Permits & Interconnection

Permits

The project has received an environmental permit required to perform the installation of the project (“LI”).

Interconnection

The achieved Notice to Proceed status on the 5th of March 2021 and is expected to be operational by the 15th of October 2021. It has received its Parecer de Acesso, or permission to interconnect, from COELBA, the interconnecting utility.

Site Control

Site Summary

Energea Palmas Geração S.A. acquired the lease to the site at project acquisition.

The project is sited on a parcel of land rented from Luiz Augusto Gordiano de Morais, the owner of a 1,001.00-hectare rural property in Malhada, BA.

The project is sited on flat and open land with a high level of solar irradiation.

The site abuts a road which allows for easy access. The site is close to a local substation which suggests favorable electrical infrastructure for connection of the project to the grid. The project is expected to have a footprint of no more than five hectares.

Lease Agreement

Parties

Energea Palmas Geração S.A.

Luiz Augusto Gordiano de Morais

Purpose

Energea Palmas Geração S.A. is leasing 14.2 hectares in order to build a solar photovoltaic power plant, produce renewable energy, and provide energy credits to its customers.

Appendix 3-A-3

Term

The lease term is for 25 years after which 15 will have the preference to renew the agreement or to return the land to the owner.

Price

The project will make a total monthly payment of R$3,000.00. The rental payment will be adjusted annually in accordance with the Extended National Consumer Price Index (IPCA).

Penalties

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Property Taxes

The project is responsible for paying all property taxes and fees for water, power, sewage or any other services or utilities.

Termination Penalties

Lessee

If the Lessee defaults on its contractual obligations, without remediation within a 15-day period from the moment of receiving a notification of breach, the Lessor will be eligible, in a period of 20 business days from sending of a new note, to be compensated with the total sum of R$ 200,000.00 as liquidated damages.

Design

Design Summary

The Palmas solar project is located on a large, flat site allowing for a tracker-based system which will greatly increase the expected captured irradiance.

The land is wide open with zero shading from trees or structures nearby. As such, the entire face of the array will be operational throughout the day.

The project will employ 12,740 Longi Solar LR4-72HBD-445M-glaze modules arranged in 455 parallel strings of 28 modules each. 19 Sungrow SG 250HX inverters will be used for power conversion. The system will also use trackers manufactured by STI Norland.

Longi Solar and Sungrow are highly regarded manufacturers. The industry standard PVSyst software was used to optimize equipment selection and ensure peak production with minimal losses.

Expected useful life of the project and equipment is 25 years.

Appendix 3-A-4

Key Assumptions

System Type:	Tracking System
Rotation Limits:	-60° to 60°
Axis Azimuth:	3°
PV Modules:	LR4-72HBD-440M
Inverters:	Sungrow SG250HX
Array Global Power:	5669 kWp
Module Area:	27691 m2
Modules:	12740 modules
Module Size:	445 Wp

Loss Factors

Soiling Losses:	4.0%
Wiring Ohmic Loss:	0.4%
Light Induced Degradation:	1.5%
Modulate Quality Loss:	0.3%
Module Mismatch Loss:	0.5%
Strings Mismatch Loss:	0.1%
AC wire loss inverter to transformer:	1.1%
Transformer Losses:	1.0%

Customer

Customer Summary

The customer Telefônica Brasil S.A. is a public traded (BVMF: VIVT3) telecommunications company with more than 23 years of operations. As of December 2020, the company had more than 95 million clients, 33.6% of the sector’s market share and a market cap of 75 billion reais (around 13.5 billion US dollars).

Appendix 3-A-5

Equipment Rental Contract Summary

Parties

Telefônica Brasil S.A. (“Lessee”)

Energea Palmas Geração S.A. (“Lessor”)

Purpose

The Lessee is renting the equipment in this solar power plant (Palmas) to provide renewable energy to its consumer units in the form of energy credits.

Term

The initial term for the project is for a period of 25 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$200,703.93 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Operations & Maintenance Contract Summary

Parties

Telefônica Brasil S.A. (“Lessee”)

Energea Palmas Geração S.A. (“Lessor”)

Purpose

The Lessee utilizes services of Operations & Maintenance in this solar power plant (Palmas) to keep the ongoing operation of renewable energy generation, distributed to its consumer units in the form of energy credits.

Appendix 3-A-6

Term

The initial term for the project is for a period of 25 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$17,884.51 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Land Rental Contract Summary

Parties

Telefônica Brasil S.A. (“Lessee”)

Energea Palmas Geração S.A. (“Lessor”)

Purpose

The Lessee is renting the land in which this solar power plant (Palmas) is present, to provide renewable energy to its consumer units in the form of energy credits.

Term

The initial term for the project is for a period of 25 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$8,516.43 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Appendix 3-A-7

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Umbrella Contract Summary

Parties

Telefônica Brasil S.A.

Energea Palmas

Purpose

This agreement ensures adequate power will be generated by the plant to provide for consumption by the customer. Compensation will be provided to the generator if the plant overperforms and remuneration to the customer if production falls below a guaranteed level.

Term

The initial term for the contract is for a period of 25 years.

Price

The total effective price is R$0.50814 per kWh of electricity.

The price will be calculated according to the following formula and will ensure the customer receives a 18.5% discount from the current rate:

[Gross TUSD and TE B3 rate x (1-18.5%)] x the total compensated energy credits – the equipment rental amount paid – the O&M amount paid – the land rental amount paid – the green TUSD A4 rate (in R$/kW)

If the total kWh generated multiplied by this effective rate exceeds the sum of the monthly rent and demand charge, the customer will pay the difference. If the lease and demand charge exceed the kWh multiplied by the rate, the customer will instead receive a credit toward future payments.

Engineering, Procurement, and Construction

EPC Summary

Energea has designed a proprietary EPC contract to be used for all projects ensuring that construction progress and payments are properly aligned and requires contractors to meet a schedule and cost expectations or risk losing profit.

Appendix 3-A-8

The contract establishes payment terms that make sense based on Energea’s extensive experience with the realities of project management.

The contract provides industry-leading control over the agreement’s costs, schedule, and terms.

EPC Schedule

EPC Milestones & Payments

Asset Management

Operations & Maintenance Agreement

Energea Palmas

Performance

The Contractor guarantees that as a result of its services the solar power plant will meet the minimum monthly generation defined in the agreement for the term of the contract.

Payments

The Contractor will receive monthly payments in return for its services. These payments will be updated annually in accordance with the Extended National Consumer Price Index (IPCA).

Appendix 3-A-9

Termination Penalties

If the agreement is terminated due to the fault of one party, that party will pay a penalty of ten percent of the total contract value or the value of the contract as of the moment of termination, whichever is greater.

Warranties

Equipment

The Contractor bears responsibility for ensuring all equipment is properly functioning and will remedy any issues that arise as notified by Energea.

All warranties assume use of materials and components under normal conditions and excluding damage caused by accidents, misuse, or force majeure.

Generation

The factory warranty guarantees an 80% performance standard for 20 years. This includes a power loss of three percent in the first year and seven tenths of a percent degradation over the next 25 years.

Defects

The warranty on inverters and panels for defects in manufacturing will be for ten years total. An initial five-year term and a five-year extension.

Other

The structural function of the system is guaranteed for 25 years. Engineering errors are subject to a 24-month error correction guarantee.

Consumer Unit Management Agreement

Term

The term of the contract will be for one year and will renew automatically unless written notification is provided.

Penalties

The penalty for a breach by either party will be ten percent of the total value of the contract.

Appendix 3-A-10

Price

The monthly price for the value of the contract will be deter- mined by the number of consumer units managed according to the following table:

Insurance (Operations)

General Liability and Property Insurance will be put in place by the project prior to acquisition. All insurance will be reviewed and approved by an independent consultant prior to project acquisition.

Appendix 3-A-11

Appendix 3-B

Palmas Financial Memo

Energea Palmas Geração S.A.

Financial Memo

Malhada, BA

Feb 18th, 2021

4.27 MW (AC) Solar

Developed by Energea Global LLC

Key Assumptions

General Info

Entity Name	Energea Palmas Geração S.A.
Project Location	Malhada, BA
Installed Capacity (AC)	4275 kW

The Palmas solar power plant is located in Bahia with an anticipated capacity of 4.27 MW (AC). The location and size of the power plant are utilized during the design phase and are taken into account when estimating the annual power generation of the facility.

Schedule

Development Start Date	10/30/2019
Notice to Proceed Date	03/05/2021
Commercial Operations Date	10/15/2021
Retirement Date	09/30/2046

The Development Start Date for the project reflects when Energea began any work or expenditures related to the project.

The Notice to Proceed Date reflects when the plant is eligible for interconnection to the local grid.

The Commercial Operations Date reflects when the project begins charging the customer according to the Rental and O&M Agreements.

The Retirement Date reflects the projected end of the useful life of the plant.

Appendix 3-B-1

Third Parties

Parent Company	Energea Portfolio 1 LLC
Offtaker	Telefônica Brasil S.A.
EPC Contractor	Alexandria Industria de Geradores S.A.

The Palmas solar project is owned by Energea Portfolio 1 LLC. The energy customer for the project, also known as the offtaker, is Telefônica Brasil, a public-traded company in the São Paulo stock exchange that is leader in the Brazilian telecommunications sector. The expected EPC Contractor for the project is Alexandria Industria de Geradores S.A.

Uses of Capital and Project Economics

Project Acquisition Costs ($USD)	$4,790,559.00
Project Hard Costs ($USD)	$15,192.00
Project Soft Costs ($USD)	$66,949.00
Developer Fees ($USD)	$0.00
Total Capital Expenditures ($USD)	$4,872,699.00
Debt ($USD)	$0.00
Equity ($USD)	$4,891,799.00
Project Payback Period	7,5 years
Project IRR ($USD)	14.7%

The total for expected Capital Expenditures for the project is $4,872,699.00 (USD) and is split between hard costs directly related to construction of the project, soft costs covering all other expenses needed for development of the project and acquisition costs.

This project was sold to Hefei Sungrow Renewable Energy SCI. & TECH. CO. LTD, on September 1st, 2020, with Energea Portfolio 1 LLC acquiring the rights to execute a buyback through a call option with an expiration date set at the date of which the project begins its operations (COD date), at a strike price of US$ 0.843 / Wp. This cost was allocated as a project acquisition, at a total of $4,790,559.00.

There is a difference between the total equity value of the project and the total Capital Expenditures which reflects all other expenses paid for with contributions from the project and the interconnection refund.

With the current assumption set, the financial model shows a project payback period of 7.5 years and an IRR of 14.7%.

Appendix 3-B-2

Revenue Contract

Contract Type	Rental
Contract Term	20 years
Fixed Monthly Rental Payment ($BRL)	R$200,703.93
Fixed Monthly O&M Payment ($BRL)	R$17,884.51
Fixed Monthly Land Rental Payment ($BRL)	R$8,516.43
Target Fixed Rate ($BRL / kWh)	R$0.50814
Rental Contract Inflation Index	IPCA
Rental Contract Readjustment Month	January
O&M Contract Inflation Index	IPCA
O&M Contract Readjustment Month	January
Land Rental Contract Inflation Index	IPCA
Land Rental Contract Readjustment Month	January
Umbrella Contract Inflation Index	IPCA
Umbrella Contract Readjustment Month	April (The expected date that the utility readjusts its rates)
Demand Charge Price ($BRL per kW (AC))	R$39.64
Demand Charge Readjustment Month	April
Demand Charge Inflation Index	IPCA

The revenue contracts for this project are split between a fixed price equipment rental contract for the power plant and an Operations and Maintenance agreement with a performance guarantee.

The targeted total fixed rate for the project at the Commercial Operations date is $0.50814/kWh, which represents a 18.50% discount over the current tariff paid by the offtaker to the utility company.

All contracts will be updated annually to account for inflation according to the Extended National Consumer Price Index (IPCA) which is the reference for the Brazilian inflation-targeting system published by the Central Bank of Brazil.

The demand charge is a payment made to the utility company for access to the grid. It is calculated at a price of R$39.64 per kW (AC) based on the project’s system size. It is updated annually for inflation by the utility company.

Appendix 3-B-3

Operating Expenses

Expense	Unit (Monthly)	Price	Inflation	Readjusted	Start Date
O&M	$BRL / kW (AC)	4.00	IPCA	October	10/2021
Land or Roof Rental	$BRL	3,000	IPCA	October	10/2021
Insurance – GL & Property	$BRL	3,421.27	IPCA	October	10/2021
Accounting	$BRL	2,000.00	IPCA	October	10/2021
Banking Fees	$BRL	100.00	IPCA	October	10/2021
Security	$BRL	8,000.00	IPCA	October	10/2021
Technical Services Reserve	$BRL	10,000.00	IPCA	October	10/2021
Utilities	$BRL	500.00	IPCA	October	10/2021
Supply Cost	$BRL	4,295.00	IPCA	October	10/2021
System Reliability	$BRL	8,000.00	IPCA	October	10/2021
Broker Fees	$BRL	27,000.00	IPCA	October	10/2021

Expense

This field displays the name of the expense being calculated.

Unit (Monthly)

This field lists the unit that corresponds to the expense price. Most expenses are charged in Brazilian Reals (BRL) but some are charged per kilowatt in which case the price is multiplied by the total system size in kilowatts. All expenses are charged on a monthly basis.

Price

This is the total monthly price and corresponds to the proceeding unit.

Inflation

This field is the inflation index that is used to adjust the price annually. All expenses here are tied to the IPCA index as published by the Central Bank of Brazil.

Readjusted

This field displays the month in which the price will be adjusted to account for inflation. In most cases, the inflation readjustment month corresponds to the month of the start date for the expense when the contract was signed.

Appendix 3-B-4

Start Date

This field shows the date the expense begins to be charged to the project.

Taxes on Demand Charge

PIS / COFINS Tax Rate	5.50%
Power Circulation Tax (ICMS)	27.00%

The PIS / COFINS is a federal tax in Brazil and the ICMS is a state level tax. The ICMS tax rate is set by the rate the energy customer pays. The demand charge is increased by these percentages to calculate the total payment owed by the project. This payment made directly to the utility for generating energy and using the grid.

Taxes on Revenue

PIS / COFINS on Presumed Profit	3.65%
PIS / COFINS on Real Profit	9.25%
Services Tax – Municipal (ISS)	5.00%
Power Circulation Tax (ICMS)	27.00%

The project can elect between either a Presumed Profit or Real Profit tax basis each year in January. Each year the model calculates the more profitable basis tax rate for PIS / COFINS and changes accordingly.

The ISS is a municipal tax and is only paid on services such as Operations and Maintenance. The ICMS is a tax on revenue paid to the state.

All income taxes are charged in the same manner regardless of election between Real or Presumed Profit tax basis.

Taxes on Profit

Social Contribution Tax (CSLL)	9.00%
Income Tax (IRPJ)	15.00%
Additional Income Tax (IRPJ)	10.00%
Additional Income Tax Threshold ($BRL)	240,000
Net Operating Loss Write-Off Limit	30.00% Annually

The CSLL is a fixed rate paid on taxable income to the federal government in Brazil. The IRPJ is charged at 15% for all taxable income. There is an additional tax of 10% on all income that exceeds the additional income tax threshold.

A maximum of 30% of the total taxes owed by the project can be written off with Accumulated Net Operating Losses.

Appendix 3-B-5

Presumed Profit

Presumed Profit on Revenue	32.00%

This rate is multiplied by the project’s revenue in order to determine taxable income for the Presumed Profit basis.

Depreciation

Project Hard Cost Depreciable Life	25 years
Overall Equipment Depreciation	10.00%
Construction Related Depreciation	4.00%
Land Depreciation	0.00%

The eligible depreciable costs are accounted for linearly over the depreciable life of the project. All equipment depreciates at a rate of 10% annually. All construction related costs depreciate at a rate of 4% annually. There is no depreciation accounted for with land assets.

Appendix 3-B-6